UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

            Teradyne, Inc.

(Exact name of the registrant as specified in its charter)

MASSACHUSETTS	001-06462	04-2272148
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

600 Riverpark Drive, North Reading, MA		01864
(Address of principal executive offices)		(Zip code)

Charles Gray 978-370-1189
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01 - Conflict Minerals Disclosure and Report

Teradyne, Inc. (“Teradyne” or the “Company”) has determined that gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, tantalum, tin and tungsten (“Conflict Minerals”), are necessary to the functionality or production of products manufactured or contracted to be manufactured by Teradyne.

We conducted a country of origin inquiry regarding the Conflict Minerals in our products which was reasonably designed to determine whether any of the Conflict Minerals originated in the Democratic Republic of the Congo or an adjoining country (“Covered Countries”), or are from recycled or scrap sources. Based on our reasonable country of origin inquiry, we know or have reason to believe that some of the Conflict Minerals in our products originated in the Covered Countries and are not from recycled or scrap sources.

As a result of our reasonable country of origin inquiry, we engaged in due diligence on the source and chain of custody of the Conflict Minerals in our products that originated or may have originated from the Covered Countries. We have filed a Conflict Minerals Report, describing our reasonable country of origin inquiry and due diligence efforts, as an exhibit to this specialized disclosure report. We have provided that report on our publicly available Internet website at http://investor.teradyne.com/conduct-social.cfm.

Item 1.02 - Exhibit

Teradyne attaches to this Form SD an Exhibit 1.02, which contains the Conflict Minerals Report required by Items 1.01 and 1.02.

Section 2 - Exhibits

Item 2.01 - Exhibits

Exhibit 1.02 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Teradyne, Inc.

/s/ Charles J. Gray		May 30, 2014
By:	Charles J. Gray	(Date)
Vice President and General Counsel

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